BCE Emergis

04036888

September 8, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "BCE Emergis appoints Eric Rosenfeld to its Board of Directors" dated July 26, 2004.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/sa
Enclosures

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, the change in control following the exchange of BCE Inc.'s subscription receipts for common shares, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JULY 26, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné, Corporate Communications (514) 868-2361
John Gutpell, Investor Relations (514) 868-2232

BCE Emergis

News Release

BCE Emergis appoints Eric Rosenfeld to its Board of Directors

Montréal, July 26, 2004 —— BCE Emergis Inc. (TSX: IFM) today announced that its Board of Directors has appointed Eric Rosenfeld of New York-based Crescendo Partners, L.P. as director of the Company, effective immediately.

"I am pleased to welcome Eric to our Board," said Jean C. Monty, Chairman of the Board of BCE Emergis. "Eric has extensive experience working with public companies. We look forward to his participation in helping the Company realize its growth potential for the benefit of all shareholders."

Mr. Rosenfeld has been President and Chief Executive Officer of Crescendo Partners, L.P., an investment firm based in New York, since its formation in 1998. Crescendo and its affiliates own approximately 13.4% of the issued and outstanding shares of Emergis.

Prior to forming Crescendo Partners, Mr. Rosenfeld held the position of Managing Director at CIBC Oppenheimer and its predecessor company Oppenheimer & Co., Inc. He received an MBA from Harvard University and an AB degree in Economics from Brown University. He was Chairman of the Board of Spar Aerospace Limited from 1999 through 2001 until its sale to L-3 Communications. Mr. Rosenfeld is also Chairman, President and Chief Executive Officer of Arpeggio Acquisition Corporation, and a director of AD OPT Technologies Inc., Sierra Systems Group Inc. and CPI Aerostructures, Inc.

Mr. Rosenfeld is a regular guest lecturer at Columbia Business School and has served on numerous panels at Queen's University Business Law School Symposia, McGill Law School and the World Presidents' Organization. He has also been a regular guest host on CNBC.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date